Exhibit 99.1

Robin Energy Ltd. Announces the Acquisition of its Third Vessel

Limassol, Cyprus, September 16, 2025 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, announces that it has entered into an agreement, through a wholly owned subsidiary, to acquire a 2020-built 5,000 cbm LPG Carrier vessel from Toro Corp. (“Toro”), a Nasdaq-listed entity controlled by our Chairman and Chief Executive Officer, for a purchase price of $20 million.

The terms of the transaction were approved by the independent and disinterested members of the Boards of Robin Energy and Toro, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Robin Energy and Toro.

The acquisition is expected to be concluded by taking delivery of the vessel during 2025 and is subject to the satisfaction of certain customary closing conditions. The Company expects to fund the acquisition with cash on hand.

Petros Panagiotidis, Chairman and Chief Executive Officer of Robin Energy, commented: “ On the back of our successful capital raise, we are pleased that we continue expanding our fleet further with a third vessel. This acquisition not only strengthens our cash generating ability, but also reinforces our long-term  growth-oriented strategy and commitment to creating value for our shareholders.”

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Upon completion of the above-mentioned transaction, the Company’s fleet will comprise of two LPG Carriers and one Handysize tanker vessel that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the completion, timing and benefits to the Company and shareholders of the vessel acquisition. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transaction discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com